Filed by CBOT Holdings, Inc. Subject Company – CBOT Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following letter was distributed to CBOT members on January 16, 2003.

January 16, 2004

Dear Fellow Members,

Without question, 2003 was one of the most ambitious and successful years in exchange history. The CBOT again demonstrated its position of leadership, driving change in all corners of our industry. We have emerged from 2003 — our highest volume year ever — stronger, better, and ready to take on the competition. I would like to take the opportunity to highlight some of the exchange’s many accomplishments of the last 12 months, as well as discuss the outlook going forward.

CBOT’s Successful Transition

We made a bold decision in 2003 to simultaneously introduce our new electronic trading platform, powered by LIFFE CONNECT®, and roll out the CME/CBOT Common Clearing Link. The simultaneous introduction of these new systems was designed to create maximum value for our market users and to meet the changing dynamics of the marketplace.

The transition to our new electronic trading platform and the Common Clearing Link went very smoothly, thanks to the commitment of Bernie Dan, his management team, and the CBOT’s dedicated staff. The result of all of this hard work is that today the CBOT provides its customers with one of the best electronic trading platforms in the world. Our new electronic trading platform has received consistent praise from our markets’ users, who are impressed by the new platform’s speed, reliability and functionality unavailable anywhere else.

Further, the landmark agreement between the CBOT and CME to launch the Common Clearing Link has created a benchmark in clearing for the industry at-large. The Common Clearing Link was designed to create substantial operational efficiencies for our member firms and significant opportunities for the consolidation of their back office operations. Most notably, I believe that the real winners as a result of the introduction of the Common Clearing Link are our member firms and market users – they are expected to realize an estimated $1.6 billion in reductions of margin and collateral requirements associated with the Common Clearing Link.

In addition to the cost savings delivered to clearing members by the Common Clearing Link, I believe that the system’s cross-margining benefits are significant. New spread credit offsets between CBOT and CME products currently reach as high as 85 percent under the Common Clearing Link.

Board of Directors’ Actions

A tremendous amount of credit for CBOT’s success in 2003 goes to our Board of Directors, who had the foresight to make necessary rule changes to create an even more accessible and competitive CBOT. Our “passive investor” rule opened up membership opportunities to investment funds by granting them reduced fees in exchange for committing capital to the exchange. I expect that this change will contribute to an increase in volume in the future, as the new rule should attract yet another new profile of user to the CBOT.

Additionally, with our new e-cbot membership and permit program, we are appealing to proprietary trading firms abroad — traders of a significant amount of volume in Europe — and educating them about the many benefits of the liquidity and transparency of the CBOT’s markets. I believe that these efforts are likely to increase the number of European proprietary trading firms using our markets.

You, the CBOT’s members, also worked with the Board to approve the groundbreaking Rule 100. By granting the Board the ability to make choices quickly, you have streamlined the decision-making process and given the Board the flexibility necessary to be even more effective and efficient.

Maintaining Our Strong Competitive Position

We operate in an increasingly competitive environment, and we must assume that the CBOT will constantly face new challengers. The exchange is well positioned to thrive in a highly competitive industry and do so by offering one of the most transparent and liquid futures and options markets in the world. Further, I believe the exchange offers superior technology, a premier clearing system and a diverse mix of products.

But we simply cannot rest there.

As part of our strategic plan to maintain our competitive position, the Board of Directors has decided to levy an operational assessment for members of record as of December 31, 2003. Following are the dues levels for all seat holders:

Full	$6,000
AM	$1,000
½ AM	$500
IDEM/COM	$30

The assessment is a conservative, prudent approach to managing the CBOT’s business. Further, the assessment will enable the CBOT to continue to make investments in and enhance our overall business model.

While I am confident in our ability to build on our successes of 2003, we must not underestimate the nature of the competition that lies ahead. The way the CBOT will be able to successfully overcome expected challenges will be by providing a better product than the competition. That means offering superior customer service, creating greater distribution, and launching innovative new contracts, all of which are priorities for 2004.

2004 Outlook

The coming year, in addition to the planned completion of our restructuring proposal, will bring one of the most aggressive new product rollouts in the exchange’s history. We expect to launch a broad range of contracts across all of our product complexes, starting on February 10 with mini-sized Dow options and futures on the Dow Jones U.S. Total Market Index. Expected new contracts are intended to capitalize on the popularity of some of our existing products, as well as create markets for new ones.

Another initiative of great importance in 2004 will be to enhance the technology in our open outcry markets. The CBOT staff has made great strides in improving our technology. Now it is a matter of delivering that technology to make our open auction markets even more efficient.

Already we have moved closer toward creating a paperless environment on the trading floor. In 2003, 67 percent of CBOT’s agricultural futures and options orders were electronically filled by floor brokers using Electronic Clerks, versus 50 percent in 2002. Further, the percentage of electronic fills reached a monthly high of 75 percent in November and December, up 22 percent from the 2002 high of 53 percent. I would like to see those numbers move even higher in the coming year.

As you know, a record number of contracts changed hands at the CBOT in 2003. I expect CBOT will experience even greater volume growth going forward. Our new annual trading record of more than 454 million contracts is phenomenal, but I believe we can surpass it.

I believe that our current product mix is likely to meet greater demand in the future. For example, the Bond Market Association’s Economic Advisory Council looks for the U.S. federal deficit to skyrocket in 2004. If so, this should fuel higher CBOT trading volume: Intensified borrowing by the U.S. Treasury means heavier underwriting flows, which should boost demand for the depth and liquidity of CBOT’s U.S. interest rate futures and options.

As for our commodity products, we have seen a renewed interest in companies opening up operations on the grain floor. Global demand for grains is surpassing production potential, a factor that is likely to increase activity in several CBOT products.

With the CBOT’s current product mix, upcoming new contract launches, recent rule changes, and our new electronic trading platform and clearing system, I believe that the CBOT is primed for continued success. If you have any questions, please feel free to call me.

Sincerely,

/s/ Charles P. Carey

Charles P. Carey, Chairman

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

* * * *